Exhibit 99.3

InflaRx N.V. Reports First Quarter 2018 Financial & Operating Results

Initiated international Phase IIb study of IFX-1 in Hidradenitis Suppurativa patients
Completion of primary and secondary offering of US$117 million
Cash position approximately US$137 million (€115 million) as of March 31, 2018

Jena, Germany, 17 May 2018 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company developing innovative therapeutics to treat life-threatening inflammatory diseases by targeting the complement system, a key component of the innate immune system, reported financial and operating results for the first quarter ended March 31, 2018.

“During the first quarter, we initiated an international Phase IIb clinical trial with our lead product, IFX-1, in Hidradenitis Suppurativa (HS) and we are currently preparing to start a Phase II clinical trial in ANCA Associated Vasculitis (AAV) until the third quarter of 2018,” said Arnd Christ, Chief Financial Officer of InflaRx. “More recently, we successfully completed a follow-on financing in May 2018, which allows us to further accelerate our strategy and expand our clinical pipeline into additional inflammatory indications.”

Corporate Highlights

•	On January 9, 2018, InflaRx received IND acceptance to proceed with a Phase IIb trial with lead candidate IFX-1 in Hidradenitis Suppurativa.

•	On February 6, 2018, InflaRx appointed Tony Gibney to its Board of Directors. Mr. Gibney has 23 years of experience as a life sciences-focused investment banker at Leerink Partners, Merrill Lynch, and Lehman Brothers.

•	On March 8, 2018, InflaRx enrolled the first patient in its Phase IIb trial with IFX-1 in Hidradenitis Suppurativa.

•	On May 8, 2018, InflaRx closed a primary and secondary offering of 3,450,000 common shares, consisting of 1,850,000 common shares offered by InflaRxand 1,600,000 common shares offered by the selling shareholders at price to the public of $34.00 per common share for total gross proceeds of $117.3 million, consisting of total gross proceeds to InflaRx of $62.9 million and total gross proceeds to the selling shareholders of $54.4 million, which includes the full exercise of the underwriters’ option to purchase additional shares.

Q1 2018 Financial Highlights

Cash and cash equivalents totaled €115.2 million as of March 31, 2018 compared to €27.9 million as of March 31, 2017. This increase was primarily due to the completion of InflaRx’s initial public offering of common shares in November 2017, the exercised green shoe in December 2017, and the primary portion of the Series D financing executed in October 2017.

Net cash flow from operations increased from €2.7 million in the three months ended March 31, 2017 to €5.8 million in the three months ended March 31, 2018 mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and personnel-related expenses.

Research and development expenses incurred for the three months ended March 31, 2018 increased over the corresponding period in 2017 by €3.1 million. This increase is primarily due to a €1.9 million increase in CRO and CMO expenses associated with preclinical studies and clinical trials conducted for IFX-1 and a €1.2 million increase in employee-related costs caused by higher expenses associated with non-cash stock-based compensation, principally from equity award grants under our Stock Option Plans 2016 and 2017, respectively (€0.8 million increase).

General and administrative expenses increased by €2.4 million to €3.0 million for the three months ended March 31, 2018, from €0.6 million for the three months ended March 31, 2017. This increase is primarily due to a €1.7 million increase in employee-related costs associated with non-cash stock-based compensation, principally from equity award grants under our Stock Option Plans 2016 and 2017, respectively increased by €1.4 million. This €0.5 million increase in legal, consulting and audit fees is mainly attributable to costs of being a publicly listed company, as well as tax services.

Finance costs (net) increased by €1.1 million to €1.9 million for the three months ended March 31, 2018, from €0.8 million for the three months ended March 31, 2017. Such increase is primarily due to unrealized foreign exchange losses of our USD term deposits (€2.2 million). This was partially offset by costs such as interest in connection with preferred shares (€0.8 million) in the three months ended March 31, 2017. Preferred shares were converted into common shares in connection with the initial public offering in the fourth quarter of 2017.

Net loss for the first quarter of 2018 was €10.3 million or €0.4 per common share, compared to €3.8 million or €1.6 per common share for the first quarter of 2017.

Additional information regarding these results is included in the notes to the consolidated financial statements as of March 31, 2018.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of comprehensive loss for the three months ended March 31,

in € thousand	2017	2018

Other income and expenses (net)	28	70
Research and development expenses	(2,401)	(5,474)
General and administrative expenses	(615)	(3,005)
Loss before interest and income taxes	(2,987)	(8,409)
Finance income	0	265
Finance costs	(813)	(2,188)
Finance costs (net)	(813)	(1,924)
Loss for the period	(3,800)	(10,333)

Other comprehensive loss for the period	0	0

Total comprehensive loss	(3,799)	(10,332)

Loss per common share in € (basic/diluted)	(1.6)	(0.4)

InflaRx N.V. and subsidiaries

Condensed consolidated statements of financial position

in € thousand	December 31, 2017	March 31, 2018
		(unaudited)
ASSETS

Non-current assets
Intangible assets	41	39
Laboratory and office equipment	173	245
Financial assets	20	56
Total non-current assets	233	340

Current assets
Other assets	697	654
Cash and cash equivalents	123,282	115,240
Total current assets	123,979	115,893

Total assets	124,212	116,233

EQUITY AND LIABILITIES

Equity
Issued capital	2,858	2,858
Other reserves	167,864	170,802
Accumulated deficit	(51,293)	(61,625)
Total equity	119,429	112,034

Non-current liabilities
Deferred income	15	14
Provisions	2	2
Total non-current liabilities	17	16

Current liabilities
Trade payables	4,464	3,133
Other liabilities, provisions	302	1,050
Total current liabilities	4,766	4,183

Total equity and liabilities	124,212	116,233

InflaRx N.V. and subsidiaries

Unaudited Condensed consolidated statements of changes in equity

			Other reserves
in € thousand	Issued capital	Capital reserve	currency translation	share-based payments	Accumulated deficit	Own shares	Total equity

Balance as of January 1, 2017	31	0	9	1,675	(27,055)	(350)	(25,690)

Comprehensive loss
Loss for the period					(3,800)		(3,800)
Total comprehensive loss	0	0	0	0	(3,800)	0	(3,800)

Recognition of equity-settled share-based payments				710			710
Balance as of March 31, 2017	31	0	9	2,385	(30,854)	(350)	(28,779)

Balance as of January 1, 2018	2,858	161,639	0	6,225	(51,293)	0	119,429

Comprehensive loss
Loss for the period					(10,333)		(10,333)
Exchange differences			0				0
Total comprehensive loss	0	0	0	0	(10,333)	0	(10,332)

Recognition of equity-settled share-based payments				2,937			2,937

Balance as of March 31, 2018	2,859	161,639	0	9,163	(61,625)	0	112,034

InflaRx N.V. and subsidiaries

Unaudited Condensed consolidated statement of cash flows

for the three months ended March 31,

in € thousand	2017	2018

Cash flow from Operations
Loss before income taxes	(3,800)	(10,333)
Reconciliation from result before taxes to net cash flows
Depreciation/amortization of intangible assets, laboratory and office equipment	10	22
Share based payment expense	710	2,938
Finance Income	0	(265)
Finance costs	813	2,188
other non-cash adjustments	(4)	(25)
Change in Provisions and Government Grants	697	977
Working capital adjustments
Change in Trade payables and other liabilities	(1,225)	(1,561)
Change in other assets	73	43
Interest received	0	265
Cash flow from Operations	(2,727)	(5,751)

Cash flow from investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(26)	(93)
Cash outflow for the investment in non-current financial assets	0	(36)
Net cash flows used in investing activities	(26)	(129)

Financing activities
Proceeds from issuance of preferred shares	1,500	0
Net cash flows from financing activities	1,500	0

Effect of exchange rate changes	0	(2,163)
Change in cash and cash equivalents	(1,252)	(8,042)

Net change in cash and cash equivalents	(1,252)	(8,042)
Cash and cash equivalents at beginning of period	29,117	123,282
Cash and cash equivalents at end of period	27,864	115,240

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has demonstrated control of the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is the first monoclonal anti-C5a antibody introduced into clinical development that has, to date, successfully completed three clinical Phase II studies. In total, more than 150 patients have so far been treated with IFX-1, which was well tolerated. IFX-1 is currently being developed for different inflammatory indications.

InflaRx N.V. (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and in Munich, Germany. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V. Prof. Dr. Niels C. Riedemann Chief Executive Officer info[at]inflarx.de +49-3641-508180	Arnd Christ Chief Financial Officer info[at]inflarx.de +49-89-4141897800
Investor Relations LifeSci Advisors Chris Maggos chris[at]lifesciadvisors.com +41 79 367 6254
Media US LifeSci Public Relations Matt Middleman, M.D. matt[at]lifescipublicrelations.com +1 646 627 8384	Media Europe MC Services AG Katja Arnold katja.arnold[at]mc-services.eu +49 89 210 228 40

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.